

September 22, 2010

Via U.S Mail and Facsimile (626) 335-7750

Mr. Greg Manos
Chief Executive Officer
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re:** **Active Health Foods, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed August 30, 2010**
> **File No. 333-164788**

Dear Mr. Manos:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 2, 2010.

General

1.   We note that your response letter filed on EDGAR on August 30, 2010 references certain exhibits which were submitted supplementally to the staff. Please file a response on EDGAR with all such exhibits.

Prospectus Summary Information, page 4

Company Business Overview, page 4

2.   We note your response to prior comment 5. Please disclose your prior production history with Betty Lou's in your prospectus summary, and that you plan to contract with Betty

Lou's in the future if and when you have sufficient financing. Please also disclose that you had no revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, and had $30 in total assets at June 30, 2010.

3. Please disclose the minimum run requirement and the cost of such run for the production of your product by Betty Lou's and the wrappings and boxes provided by Think , Plan, Deliver, as you disclose in response to prior comments 17 and 22.

4. In response to prior comment 6 you discuss in your response how you certify that your products are certified organic. Please disclose this in your prospectus summary. Also provide an explanation of the role of ICO in your filing, which we note appears to be a USDA Accredited Certifying Agent under the National Organic Program.

Risk Factors, page 9

5. We note your revised disclosure provided in response to prior comment 11. Please also present the risks presented by the first two paragraphs under this section under discrete headings that succinctly identify the risks.

All of our presently issued and outstanding commons shares are restricted . . ., page 12

6. Please explain why you removed language from this risk factor and from page 24 relating to the restrictions on the use of Rule 144 for shell companies.

Use of Proceeds, page 13

7. We note your response to prior comment 12. However, we have not asked for details of proposed expenditures, only a brief outline of the indentified uses within your business plan. Moreover, you appear to know the minimum run requirement and corresponding costs for production of your energy bar by Betty Lou's and the wrappings and boxes by Think, Plan, Deliver. You also disclose in response to prior comment 18 the monthly cost of retaining MJM Management; your estimate of the monthly costs of a product sales development company; and the cost of a basic as well as a comprehensive internet presence with an ordering system from Building 13 Design Group, Inc. Accordingly, please:

- Break out the amounts to be allocated to each of the identified Sales and Marketing uses depending on whether you sell the minimum, mid-point or the maximum number of shares;

- Indicate the order of priority for such purposes and discuss plans if substantially less than the maximum is obtained; and

- Indicate any amounts apart from the proceeds being raised necessary to complete the indentified uses.

See Item 504 and the Instructions 1-3 of that Item for more information.

Description of Business, page 19

Intellectual Properties, page 20

8.   In response to prior comment 15 you disclose that SVP Nutritionals and Chi Life Science had previously marketed Active X™ energy bars that you provided to them from previous runs of Active's energy bars. Please explain the relationship between you and Shanais V. Pelka of SVP Nutritionals. A webpage describing the Active X bars sold by SVP describes the Active X bar as from a recipe that nutritionist Shanais Pelka made for family and friends and later decided to mass market. Similarly, we note disclosure on page 30 that on January 17, 2008 you issued 100,000 shares of common stock to Ms. Pelka for "services related to the development of the products."

Sales and Marketing Strategy, page 20

9.   In your response to prior comment 16 you disclose Mr. Manos' employment history in the food and beverage industry and disclose that he intends to exploit various personal and professional contacts in the food and beverage industry. Please disclose this strategy in this section of your filing and not just in your response. Please also clarify how this will be an "unambiguous, attractive, creative marketing campaign" that will reach the "marketplace end-user," or otherwise describe you plan to accomplish such a marketing campaign to marketplace end-users.

10.   Please disclose the information about the minimum run requirement for Betty Lou's and Think, Plan, Deliver provided in response to prior comment 17 under this section of your registration statement.

11.   We note the information you provided in response to prior comment 18. Please disclose this information in this section of your registration statement and not just in your response.

Existing or Probably Government Regulation, page 22

12.   In response to prior comment 20 you confirm that your products are not "dietary supplements" and also that your products are not subject to pre-approval before marketing. Please revise this section to better disclose the current regulations that you and your manufacturer are subject to in regard to food ingredients, labeling, packaging, and safety.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

13.   Please revise this section to include the information provided in response to prior comment 21 regarding your prior activities and activities since December 31, 2008.

Liquidity, page 25

14.   Please revise this section to include the information provided in response to prior comment 22. We also note your disclosure in response to prior comment 22 that you presently do not operate and so have no monthly or quarterly expenses. Please reconcile this disclosure with your revised disclosure under your "results of operations" section in which you disclose that during the three months ended June 30, 2010 you incurred $8,962 in advertising costs to develop public awareness of your product.

Business Experience of Each Director and Executive Officer, page 27

15.   We note your response to prior comment 23. Please revise to disclose that since 2008 he has been developing a line of soft drinks and an energy beverage "for Manos Beverages, Inc." in which he is one of two officers and directors.

16.   In response to prior comment 24 you explain that there is no discussion, communication, or desire by Mr. Manos to merge, acquire or otherwise cross interests between Active Health Foods Inc. and Manos Beverages, Inc. Please reconcile or clarify this with what is disclosed on the website http://www.activexbars.com/. On this site, the main caption and logo is of "Manos Beverages Inc." and below this caption there are pictures of three products: "AND1® Clutch"; "All Natural: A Sparkling Flavored Sugar-Free Beverage"; and "Active X" energy bars. The bottom of the page says to please contact manosbeverages@charter.net or call 951.360.9970 for purchasing inquiries and availability. From this, the operations and control of Manos Beverages and Active X appear one and the same, and/or all under the umbrella of Manos Beverages Inc.

Executive Compensation, page 29

17.   We note your response to prior comment 25. Please revise your table to disclose, for the awards of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also include this dollar value within a column entitled "total."

Financial Statements, page 32

18.   We note from your response to our prior comment number 26 that you are "in the process of updating financials from December 31, 2009, with the necessary information at the auditors at this time." We also note your amended filing refers to the "interim review of June 30, 2010" and includes the title "Report of Independent Accountants" in regards to

the interim financial statements as of and for the periods ended June 30, 2010. Please amend your filing and either include the appropriate review report or remove all references to "review" and "Report of Independent Accountants". Please refer to Rule 8-03 of Regulation S-X.

Audit Report of Independent Registered Accountants, page 41

19.   It appears you have included your independent auditor's consent in your filing instead of their audit report on your financial statements. Please remove the consent from page 41 and file your independent auditor's report in its place. Please also ensure your auditor's report includes explanatory paragraphs relating to the substantial doubt about your ability to continue as a going concern disclosed in financial statement note three, and the restatement to the prior period financial statements disclosed in financial statement note two. For additional information, please refer to AU 508.11(b) and 11(d).

Item 15 – Recent Sales of Unregistered Securities, page 56

20.   We note from your response to our prior comment 29 that you believe the fair value of the equity instruments issued is a more reliable criterion for financial statement measurement than the fair value of the services received. Please modify your financial statement note 7 to disclose, if true, that the share based payments were recognized at the fair value of the shares issued, instead of "for services valued at..." Please also briefly disclose your method of estimating the fair value of the equity instruments granted. Refer to FASB ASC 718-10-50-1(c).

21.   Please modify your disclosure on page 30 and under Item 15 of your Form S-1 to clarify your statement "the price of the common stock issued above was arbitrarily determined" does not mean that amounts recognized in the financial statements are arbitrary, but instead that it is your belief that the fair value of the shares issued and recognized in the financial statements may not be representative of the fair value of the services received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief